1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)  Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 11, 2004	By	/s/ Lora Ho

Lora Ho Vice President & Chief Financial Officer

TSMC Shareholders Approved Stock and Cash Dividends

Hsinchu Science Park, Taiwan, May 11, 2004—Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (NYSE: TSM) today held a shareholders’ meeting at which the shareholders approved the proposal for distribution of 2003 profits.

TSMC Spokesperson and Vice President Ms. Lora Ho stated that the major conclusions of this shareholders’ meeting are as follows:

1.	Shareholders approved the 2003 Business Report and Financial Statements. Revenue for 2003 totaled NT$201,904 million and net income was NT$47,259 million, with earnings per share of NT$2.33.

2.	Shareholders approved the proposal for distribution of 2003 profits:

(1)	A dividend of NT$2 per share was proposed to the common shareholders, including a stock dividend of NT$1.4 per share and a cash dividend of NT$0.6 per share. The proposed dividend is calculated based on TSMC’s current outstanding shares. In addition, TSMC is in the duration of executing stock buy-back (from March 24 to May 23). In accordance with the ROC laws, treasury stock bought back is not entitled to receive dividend. As a result, the above stock and cash dividends will be slightly higher.

(2)	Employees’ profit sharing will be distributed in both stock and cash. Profit sharing will amount to NT$2,726 million distributed in stock at par value and NT$681 million distributed in cash.

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TSMC Spokesperson:

Ms. Lora Ho

Vice President and CFO

Tel: 886-3-566-4602

For further information, please contact:

Mr. J.H. Tzeng PR Department Manager, TSMC Tel: 886-3-666-5028 (O) 886-928-882-607(Mobile) Fax: 886-3-567-0121 E-mail: jhtzeng@tsmc.com	Mr. Jesse Chou Public Affairs Manager, TSMC Tel: 886-3-666-5029 (O) 886-932-113-258(Mobile) Fax: 03-5670121 E-Mail: jhchoua@tsmc.com	Mr. Richard Chung PR Principal Specialist, TSMC Tel: 886-3-666-5038 (O) 886-911-258-751(Mobile) Fax: 03-5670121 E-Mail: cychung@tsmc.com

TSMC Board of Directors Approves Capital Appropriation

for Expanding Capacities

Hsinchu Science Park, Taiwan, May 11, 2004—Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (NYSE: TSM) today held a meeting of the Board of Directors, at which the Board approved a capital appropriation of projects in the amount of approximately US$1.4 billion to expand its manufacturing capacity in response to increasing customer demand.

TSMC Spokesperson and CFO Ms. Lora Ho noted that, at its meeting, the Board of Directors:

1.	Approved a capital appropriation in the amount of US$67.3 million to expand the capacities of its 6-inch and 8-inch fabs by a total of 15,600 8-inch equivalent wafers per month.

2.	Approved a capital appropriation in the amount of US$1,334 million to expand the capacity for its 90nm copper process at Fab 12 by 14,000 12-inch wafers per month.

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TSMC Spokesperson:
Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602

For further information, please contact:
Mr. J.H. Tzeng PR Department Manager, TSMC Tel: 886-3-666-5028 (O) 886-928-882-607(Mobile) Fax: 886-3-567-0121 E-mail: jhtzeng@tsmc.com	Mr. Jesse Chou Public Affairs Manager, TSMC Tel: 886-3-666-5029 (O) 886-932-113-258(Mobile) Fax: 03-5670121 E-Mail: jhchoua@tsmc.com	Mr. Richard Chung PR Principal Specialist, TSMC Tel: 886-3-666-5038 (O) 886-911-258-751(Mobile) Fax: 03-5670121 E-Mail: cychung@tsmc.com